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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment to Form N-8A

NOTIFICATION OF AMENDMENT TO
REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company (formerly known as Analytic Covered Call Plus Fund) hereby notifies the Securities and Exchange Commission that it is amending its registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of amendment to its registration submits the following information:

Name: Old Mutual/Claymore Long-Short Premium Fund

Address of Principal Business Office:

  c/o Claymore Advisors, LLC
  2455 Corporate West Drive
  Lisle, Illinois 60532

Telephone Number: (603) 505-3700

Name and address of agent for service of process:

  Nicholas Dalmaso
  Claymore Securities, Inc.
  2455 Corporate West Drive
  Lisle, IL 60532

Check Appropriate Box:

        Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

        Yes ☒    No ☐

SIGNATURES

        A copy of the Agreement and Declaration of Trust of Old Mutual/Claymore Long-Short Premium Fund (f/k/a as Analytic Covered Call Plus Fund) is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 8th day of April, 2005.

Attest:	/s/ W. ERIC WIMER Name: W. Eric Wimer Title: Treasurer	By:	/s/ MATTHEW J. APPELSTEIN Name: Matthew J. Appelstein Title: President

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SIGNATURES